SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

As of September 29, 2004, holders in excess of two-thirds of the outstanding shares of the EACM Select Mangers Equity Fund had consented to the termination and liquidation of the Fund, effective October 4, 2004.